Exhibit 99.1

Kinder Morgan, Inc.
Unaudited Pro Forma Condensed Combined Financial Statements

In the Transactions, KMI will acquire all of the outstanding common units of KMP and EPB and all the outstanding shares of KMR that KMI and its subsidiaries do not already own (referred to in these pro forma financial statements as “the publicly held units or shares”). At the effective time of the mergers; (i) each publicly held KMR share will be converted into the right to receive 2.4849 shares of KMI common stock; (ii) through the election and proration mechanisms in the KMP merger agreement, on average, each common unit held by a public KMP unitholder will be converted into the right to receive 2.1931 shares of KMI common stock and $10.77 in cash; and (iii) through the election and proration mechanisms in the EPB merger agreement, on average, each common unit held by a public EPB unitholder will be converted into the right to receive 0.9451 shares of KMI common stock and $4.65 in cash. The cash payments to the public unitholders of KMP and EPB, based on the respective publicly held units outstanding as of September 30, 2014, would total approximately $3.9 billion.

The unaudited pro forma condensed combined financial information has been developed by applying pro forma adjustments to the historical audited and unaudited consolidated financial statements of KMI. The historical consolidated financial statements of KMI consolidate KMP, EPB, and KMR, because KMI currently controls these entities. The unaudited pro forma condensed combined balance sheet as of September 30, 2014 of KMI has been prepared to give effect to the Transactions as if they had occurred on September 30, 2014. The unaudited pro forma condensed combined statements of income of KMI for the nine months ended September 30, 2014 and year ended December 31, 2013, have been prepared to give effect to the Transactions as if they had occurred on January 1, 2013.

The Transactions will be accounted for in accordance with Financial Accounting Standards Board Accounting Standards Codification (ASC) 810, Consolidation—Overall—Changes in a Parent's Ownership Interest in a Subsidiary (ASC 810). Because KMI controls KMP, EPB, and KMR both before and after the Transactions, the changes in KMI's ownership interest in KMP, EPB, and KMR will be accounted for as an equity transaction and no gain or loss will be recognized in KMI's consolidated statements of income resulting from the Transactions. In addition, the tax effects of the Transactions are presented in additional paid-in capital consistent with ASC 740, Income Taxes (ASC 740). Since the KMI historical financial information includes the accounts of KMP, EPB and KMR, the historical financial information of those entities has not been shown separately.

The unaudited pro forma condensed combined financial statements include pro forma adjustments that are factually supportable and directly attributable to the Transactions. In addition, with respect to the unaudited pro forma condensed combined statements of income, pro forma adjustments have been made only for items that are expected to have a continuing impact on the combined results.

The unaudited pro forma condensed combined financial statements should be read in conjunction with (i) the historical audited consolidated financial statements and related notes included in the respective Annual Reports on Form 10-K for the year ended December 31, 2013 for KMI, KMP, EPB and KMR; and (ii) the unaudited consolidated financial statements and related notes included in the respective Quarterly Reports on Form 10-Q for the nine months ended September 30, 2014 for KMI, KMP, EPB and KMR.

The unaudited pro forma adjustments are based on available preliminary information and certain assumptions that KMI believes are reasonable under the circumstances. The unaudited pro forma condensed combined financial statements are presented for informational purposes only and are not necessarily indicative of the results that might have occurred had the Transactions taken place on September 30, 2014 for balance sheet purposes, and on January 1, 2013 for statements of income purposes, and are not intended to be a projection of future results. Actual results may vary significantly from the results reflected because of various factors. All pro forma adjustments and their underlying assumptions are described more fully in the notes to the unaudited pro forma condensed combined financial statements.

Kinder Morgan, Inc. Unaudited Pro Forma Condensed Combined Balance Sheet As of September 30, 2014 (In Millions)

	KMI Historical	Pro Forma Adjustments		Combined Pro Forma
ASSETS
Current assets	$3,486	$74	(a)	$3,553
		(7)	(b)
Property plant and equipment, net	38,100	—		38,100
Investments	6,041	—		6,041
Goodwill	24,642	—		24,642
Deferred charges and other assets	4,849	4,088	(c)	8,950
		13	(d)
Total Assets	$77,118	$4,168		$81,286

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities	$6,085	$74	(e)	$10,832
		4,673	(f)
Long-term debt	35,636	(650)	(f)	34,986
Deferred income taxes	4,605	(4,605)	(c)	—
Other long-term liabilities and deferred credits	2,023	—		2,023
Total Liabilities	48,349	(508)		47,841
Stockholders’ Equity
Class P shares	10	11	(g)	21
Additional paid-in capital	14,361	20,563	(g)	34,924
Retained deficit	(1,776)	(3)	(g)	(1,779)
Accumulated other comprehensive loss	(50)	(18)	(g)	(68)
Total Kinder Morgan, Inc.’s Stockholders’ Equity	12,545	20,553		33,098
Noncontrolling interests	16,224	(15,877)	(g)	347
Total Stockholders’ Equity	28,769	4,676		33,445
Total Liabilities and Stockholders’ Equity	$77,118	$4,168		$81,286

The accompanying notes are an integral part of this unaudited pro forma condensed combined financial statement.

Kinder Morgan, Inc. Unaudited Pro Forma Condensed Combined Statement of Income For the Nine Months Ended September 30, 2014 (In Millions, Except Per Share Amounts)

	KMI Historical	Pro Forma Adjustments		Combined Pro Forma

Revenues	$12,275	$—		$12,275

Operating Costs and Expenses
Cost of sales	4,895	—		4,895
Other operating expenses	3,888	—		3,888
Total Operating Costs and Expenses	8,783	—		8,783
Operating income	3,492	—		3,492

Other Income (Expense)
Earnings from equity investments	306	—		306
Interest, net	(1,320)	(67)	(h)	(1,387)
Other, net	23	—		23
Total Other (Expense) Income	(991)	(67)		(1,058)

Income from Continuing Operations Before Income Taxes	2,501	(67)		2,434
Income tax expense	(624)	(263)	(i)	(887)
Net Income	1,877	(330)		1,547
Net income attributable to noncontrolling interests	(977)	971	(j)	(6)
Net Income Attributable to Kinder Morgan, Inc.	$900	$641		$1,541

Basic and Diluted Earnings Per Common Share	$0.87			$0.72	(k)(l)

Basic and Diluted Weighted-Average Number of Shares Outstanding	1,028	1,090	(k)	2,118	(k)(l)

The accompanying notes are an integral part of this unaudited pro forma condensed combined financial statement.

Kinder Morgan, Inc. Unaudited Pro Forma Condensed Combined Statement of Income For the Year Ended December 31, 2013 (In Millions, Except Per Share Amounts)

	KMI Historical	Pro Forma Adjustments		Combined Pro Forma

Revenues	$14,070	$—		$14,070

Operating Costs and Expenses
Costs of sales	5,253	—		5,253
Other operating expenses	4,827	—		4,827
Total Operating Costs and Expenses	10,080	—		10,080
Operating income	3,990	—		3,990

Other Income (Expense)
Earnings from equity investments	327	—		327
Interest, net	(1,675)	(216)	(h)	(1,891)
Other, net	796	—		796
Total Other (Expense) Income	(552)	(216)		(768)

Income from Continuing Operations Before Income Taxes	3,438	(216)		3,222
Income tax expense	(742)	(327)	(i)	(1,069)
Income from Continuing Operations	2,696	(543)		2,153
Loss on Sale of Discontinued Operations, Net of Tax	(4)	—		(4)
Net Income	2,692	(543)		2,149
Net income attributable to noncontrolling interests	(1,499)	1,495	(j)	(4)
Net Income Attributable to Kinder Morgan, Inc.	$1,193	$952		$2,145

Basic and Diluted Earnings Per Common Share From Continuing Operations	$1.15			$1.01	(k)(l)

Basic and Diluted Weighted-Average Number of Shares Outstanding	1,036	1,090	(k)	2,126	(k)(l)

The accompanying notes are an integral part of this unaudited pro forma condensed combined financial statement.

Kinder Morgan, Inc.
Notes to Unaudited Pro Forma
Condensed Combined Financial Statements

Note 1 - Basis of Pro Forma Presentation

The unaudited pro forma condensed combined financial statements (the “Unaudited Pro Forma Statements”) give effect to the Transactions as an equity transaction. The unaudited pro forma condensed combined balance sheet gives effect to the Transactions as if they had occurred on September 30, 2014. The unaudited pro forma condensed combined statements of income for the nine months ended September 30, 2014 and the year ended December 31, 2013 give effect to the Transactions as if they had occurred on January 1, 2013. The unaudited pro forma condensed combined statement of income for the year ended December 31, 2013 does not include pro forma effects of the previously consummated acquisitions of American Petroleum Tankers and State Class Tankers acquired January 1, 2014, certain oil and gas properties from Goldsmith Landreth acquired June 1, 2013 and Copano Energy, L.L.C. acquired May 1, 2013, because the impact on pro forma net income attributable to KMI was immaterial. The effects of these acquisitions are included in the historical financial statements of KMI since the respective dates of acquisition.

These Unaudited Pro Forma Statements are presented for illustrative purposes only. The pro forma adjustments are based upon available information and the assumptions described below. The Unaudited Pro Forma Statements are not necessarily indicative of what the actual results of operations or financial position of KMI would have been if the Transactions had in fact occurred on the dates or for the periods indicated, nor do they purport to project the results of operations or financial position of KMI for any future periods or as of any date. The Unaudited Pro Forma Statements do not give effect to any cost savings, operating synergies, or revenue enhancements expected to result from the Transactions or the costs to achieve these cost savings, operating synergies, and revenue enhancements.

These Unaudited Pro Forma Statements give effect to two committed borrowing facilities which are directly attributable to the Transactions and are described below.

Bridge Facility

On September 19, 2014, KMI entered into a Bridge Credit Agreement (the "Bridge Facility") with a syndicate of lenders. The Bridge Facility provides for up to a $5.0 billion term loan facility which will mature 364 days following the closing date of the Transactions. KMI may use borrowings under the Bridge Facility to pay cash consideration and transaction costs associated with the Transactions. KMI also may use a portion of the borrowings under the Bridge Facility to refinance certain term loan facility indebtedness. Interest on borrowings under the Bridge Facility will initially be calculated based on either (a) LIBOR plus an applicable margin ranging from 1.250% to 1.750% per annum based on the credit rating of KMI's senior unsecured non-credit enhanced long-term indebtedness for borrowed money ("KMI's Credit Rating") or (b) the greatest of (1) the Federal Funds Effective Rate in effect on such day plus 1/2 of 1%, (2) the Prime Rate in effect for such day, and (3) the LIBOR Rate for a Eurodollar Loan with a one month interest period that begins on such day plus 1%, plus, in each case an applicable margin ranging from 0.250% to 0.750% per annum based on KMI's Credit Rating. In addition, in each case the applicable margin will increase by 0.25% for each 90 day period that any loans remain outstanding under the Bridge Facility. The Bridge Facility provides for the payment by KMI of certain fees, including but not limited to a ticking fee and a duration fee.

Revolving Credit Facility

On September 19, 2014, KMI entered into a replacement revolving credit agreement (the "Replacement Facility") with a syndicate of lenders. The Replacement Facility provides for up to $4.0 billion in borrowing capacity, which can be increased to $5.0 billion if certain conditions are met, and has a five-year term. In connection with the consummation of the Transactions, the Replacement Facility will replace (a) the existing credit agreement, dated as of May 6, 2014, by and among KMI, various lenders, and Barclays, as administrative agent ("KMI's Existing Credit Agreement"), (b) the facilities set forth in the credit agreement, dated as of May 1, 2013, among KMP, Wells Fargo Bank, National Association, as administrative agent and the other lenders and agents party thereto (the "KMP Credit Agreement") and (c) the facilities set forth in the credit agreement, dated May 27, 2011, among El Paso Pipeline Partners Operating Company, L.L.C., Wyoming Interstate Company, L.L.C., EPB, Bank of America, N.A., as administrative agent, and the other lenders and letter of credit issuers from time to time parties thereto (the "EPB Credit Agreement" and, together with KMI's Existing Credit Agreement and the KMP Credit Agreement, the "Prior Credit Facilities"). Borrowings under the Replacement Facility may be used for working capital and other general corporate purposes. Interest on the Replacement Facility will be calculated based on either (a) LIBOR plus an applicable margin ranging from 1.125% to 2.000% per annum based on KMI's Credit Rating or (b) the greatest of (1) the federal funds effective rate in effect on such day plus 1/2 of 1%, (2) the prime rate in effect for such day, and (3) the LIBOR Rate for a Eurodollar Loan with a one month interest period that begins on such day plus 1%, plus, in each case, an applicable margin ranging from 0.125% to 1.000% per annum based on KMI's Credit Rating. The Replacement Facility contains a financial covenant providing for a maximum debt to EBITDA ratio of 6.50 to 1.00 and various other covenants that are substantially consistent with the Prior Credit Facilities.

The following is the estimated consideration for the Transactions calculated using actual share amounts (in millions, except per unit/share amounts):

Consideration
KMP public units exchanged (1)	304
Cash payment per KMP unit (2)	$10.77
Cash portion of consideration	$3,274

EPB public units exchanged (1)	140
Cash payment per EPB unit (2)	$4.65
Cash portion of consideration	$650

Total cash portion of consideration	$3,924

Total KMP units exchanged (1)	304
KMP exchange ratio per unit (2)	2.1931
KMI common stock assumed to be issued	667

Total EPB units exchanged (1)	140
EPB exchange ratio per unit (2)	0.9451
KMI common stock assumed to be issued	132

Total KMR shares exchanged (1)	117
KMR exchange ratio per share	2.4849
KMI common stock assumed to be issued	291

Total KMI common stock assumed to be issued	1,090
KMI Class P common share closing price as of October 24, 2014	$39.03
Fair value of equity portion of consideration (3)	$42,535

Total consideration (excluding debt assumed) (3)	$46,459
____

(1)	Reflects publicly held KMP and EPB units and KMR shares outstanding as of September 30, 2014.

(2)
Reflects the average cash payment amount per unit and the average exchange ratio per unit to be received by the public KMP or EPB unitholders by reason of the election and proration provisions of the KMP and EPB merger agreements.

(3)
A $1 change in the price of a share of KMI common stock would change the total consideration by $1.1 billion, and the deferred tax asset and additional paid-in capital by approximately $0.3 billion for purposes of these Unaudited Pro Forma Statements.

Note 2 - Pro Forma Adjustments and Assumptions

Unaudited Pro Forma Condensed Combined Balance Sheet Adjustments

(a)
Reflects the excess cash related to estimated borrowings of $4,673 million under the Bridge Facility, less (i) $3,924 million cash portion of the KMP and EPB consideration; (ii) $650 million for the extinguishment of a previously existing term loan facility; and (iii) $25 million of the $38 million of debt issuance costs associated with the Bridge Facility remaining to be incurred as of September 30, 2014. The $74 million of excess cash will be used to fund transaction costs remaining to be incurred as of September 30, 2014 and are reflected as a current liability. See footnote (e) below.

(b)
Reflects $7 million of cash remaining to be used for the $8 million debt issuance costs related to the restructuring of the Prior Credit Facilities into the Replacement Facility as a direct result of the Transactions. See Note 1.

(c)
Reflects the estimated impact on deferred income taxes resulting from the Transactions using KMI’s statutory federal and state tax rate of 36.5%. The amount reflects a net adjustment of $9.2 billion to deferred income taxes, $8.3 billion of which relates to the effects of the change in ownership and the step-up in tax basis as a result of KMI’s acquisition of the publicly held interests in KMP and EPB, resulting in a deferred tax asset. The remainder of the adjustment relates to estimated changes to other temporary differences and estimated changes to KMI’s effective state tax rate. This adjustment also includes the elimination of $459 million in deferred charges associated with previously consummated transactions between entities under common control related to deferred taxes. The deferred income tax impact is an estimate based on preliminary information and assumptions used in preparing these Unaudited Pro Forma Statements and is subject to change.

(d)
Includes (i) $25 million of the $38 million of debt issuance costs associated with the Bridge Facility remaining to be incurred as of September 30, 2014; (ii) $7 million of debt issuance costs associated with the restructuring of the Prior Credit Facilities into the Replacement Facility remaining to be incurred as of September 30, 2014; and (iii) the reversal of $2 million of amortization of debt issuance costs associated with the Bridge Facility because these issuance costs are reflected as fully amortized during the year ended December 31, 2013 for purposes of these Unaudited Pro Forma Statements; partially offset by (i) $16 million of transaction costs incurred as of September 30, 2014 which are included in the equity adjustment (see note 2(g)); and (ii) the write-off of $5 million of unamortized debt issuance costs related to the previously existing term loan facility and the Prior Credit Facilities.

(e)
Reflects $74 million of transaction costs remaining to be incurred of the total estimated transaction costs of $90 million directly attributable to the Transactions. The transaction costs include fees related to financial advisory and legal services, and other professional fees expected to be paid in 2014 using a portion of the Bridge Facility proceeds. As the Transactions involve the acquisition of noncontrolling interests accounted for as an equity transaction, these costs will be recognized as an adjustment to additional paid-in capital, net of the estimated tax benefit, during the periods in which services are rendered.

(f)
Reflects the issuance of the Bridge Facility to fund the cash portion of the KMP and EPB consideration and to pay related transaction costs. The proceeds received from the Bridge Facility include an amount that will be used to extinguish a previously existing $650 million term loan facility which, pursuant to the existing credit agreement, is required to be repaid as a result of the Transactions. In addition, the Transactions result in the termination of the Prior Credit Facilities which had a combined outstanding balance of $1,042 million as of September 30, 2014 and are reflected as current liabilities in the KMI historical balance sheet.

(g)
The Transactions, which involve a change in KMI’s ownership interests in its subsidiaries KMP, EPB and KMR, have been accounted for as equity transactions in accordance with ASC 810. As described in Note 2(c), the Transactions resulted in the recognition of a deferred tax asset totaling $9.2 billion. This tax impact is presented as an increase to additional paid-in capital consistent with the accounting for tax effects of transactions with noncontrolling shareholders pursuant to ASC 740. The following table reflects pro forma adjustments to components of Total Stockholders’ Equity (in millions):

	Class P shares	Additional paid-in capital	Retained deficit	Accumulated other comprehensive loss	KMI’s Stockholders’ Equity	Non- controlling interests (1)	Total Stockholders’ Equity
Shares issued for the Transactions	$11	$(11)	$—	$—	$—	$—	$—
Cash consideration	—	(3,924)	—	—	(3,924)	—	(3,924)
Transaction costs, net of tax (see Note 2(e))	—	(57)	—	—	(57)	—	(57)
Deferred tax adjustments (see Note 2(c))	—	8,650	—	10	8,660	—	8,660
Eliminate noncontrolling interests to reflect historical cost	—	15,905	—	(28)	15,877	(15,877)	—
Write-off of unamortized debt costs	—	—	(5)	—	(5)	—	(5)
Remove amortization of debt issuance costs incurred on the Bridge Facility	—	—	2	—	2	—	2
Total pro forma adjustment	$11	$20,563	$(3)	$(18)	$20,553	$(15,877)	$4,676
____

(1)	Reflects the September 30, 2014 book value of the publicly held interests in KMP, EPB and KMR.

Unaudited Pro Forma Condensed Combined Statements of Income Adjustments

(h)
Reflects net incremental interest expense, including amortization of deferred financing costs associated with the Bridge Facility and the required restructuring of the Prior Credit Facilities and repayment of the $650 million term loan facility, directly attributable to the Transactions. The incremental debt associated with the Bridge Facility is expected to aggregate to $4,673 million with a stated interest rate of LIBOR plus an accelerating margin (resulting in weighted-average interest rates of 2.53% for the nine months ended September 30, 2014 and 2.15% for the year ended December 31, 2013 for purposes of these Unaudited Pro Forma Statements). A change of 0.125% in the effective interest rate on the Bridge Facility would cause a change in annual interest expense of $4 million, net of income tax. For purposes of these Unaudited Pro Forma Statements, and in connection with the Replacement Facility, the stated interest rate of LIBOR plus a margin which, based on KMI's expected credit rating, resulted in an interest rate of approximately 1.65%, was applied to the combined weighted average borrowings under the Prior Credit Facilities of $1,540 million for the nine months ended September 30, 2014 and $1,873 million for the year ended December 31, 2013. A change of 0.125% in the effective interest rate on the Replacement Facility would cause a change in annual interest expense of $1 million, net of income tax.

The following are the pro forma adjustments to interest expense (See Note 1) (in millions):

	Nine Months Ended September 30, 2014	Year Ended December 31, 2013
Interest on the Bridge Facility for the Transactions (1)	$(89)	$(101)
Amortization of debt issuance costs of the Bridge Facility (2)	—	(38)
Remove amortization of debt issuance costs incurred on the Bridge Facility	2	—
Fee escalations (3)	—	(117)
Remove interest on extinguished term loan	18	28
Remove amortization of debt issuance costs of extinguished term loan	2	4
Interest on the Replacement Facility (1)(4)	(25)	(40)
Remove interest on Prior Credit Facilities (1)(4)	25	48
Amortization of debt issuance costs of the Replacement Facility (2)	(4)	(6)
Remove amortization of debt issuance costs on the Prior Credit Facilities	4	6
Pro forma adjustments to interest expense	$(67)	$(216)
____

(1)
Reflects incremental interest expense associated with the debt incurred for the Transactions as if that debt was outstanding for the nine months ended September 30, 2014 and the year ended December 31, 2013.

(2)	Reflects amortization of the incremental debt issuance costs on the debt incurred and restructured as a direct result of the Transactions using the effective interest method.

(3)
Reflects certain escalating fees, including duration and funding fees, that would be recognized as interest expense if the borrowings under the Bridge Facility were to remain outstanding for the maximum term.

(4)	Includes interest on borrowings, letter of credit fees, and commitment fees.

(i)	Reflects estimated income tax expense using KMI’s statutory federal and state income tax rate of 36.5%.
For the nine months ended September 30, 2014, the amount reflects the combined effects of (i) $297 million of income tax expense on the income previously attributable to KMP’s and EPB’s noncontrolling interest holders that was not previously subject to corporate income taxes; (ii) $24 million of tax benefit related to the interest expense on the debt incurred as a direct result of the Transactions; and (iii) $10 million to reverse, as a result of the Transactions, the impacts of certain tax expense recorded during the nine-month period ended September 30, 2014.
For the year ended December 31, 2013, the amount reflects the combined effects of (i) $466 million of income tax expense on the income previously attributable to the KMP’s and EPB’s noncontrolling interest holders that was not previously subject to corporate income taxes; (ii) $79 million of tax benefit related to the interest expense on the debt incurred as a direct result of the Transactions; and (iii) $60 million to reverse, as a result of the Transactions, the impacts of certain tax expense recorded during 2013.

(j)	Reclassifies net income previously allocated to noncontrolling interests related to the publicly held KMP and EPB common units and publicly held KMR shares to net income attributable to KMI.

(k)	Reflects the 1,090 million shares of KMI common stock assumed to be issued in the Transactions as if they were outstanding as of January 1, 2013.

(l)
For the nine months ended September 30, 2014 and the year ended December 31, 2013, for both historical and these Unaudited Pro Forma Statements, the following potential common stock equivalents were antidilutive and, accordingly, are excluded from the determination of diluted earnings per share (in millions on a weighted-average basis):

	Nine Months Ended September 30, 2014	Year Ended December 31, 2013
Unvested restricted stock awards	7	4
Outstanding warrants to purchase KMI common stock	316	401
Convertible trust preferred securities	10	10